UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. )

1.	Name of the Registrant: Aurinia Pharmaceuticals Inc.
2.	Name of Person Relying on Exemption: MKT Capital Ltd.
3.	Address of Person Relying on Exemption: c/o Ogier Fiduciary Service (Cayman) Limited 89 Nexus Way, Camana Bay Grand Cayman, Cayman Islands KY1-9007
4.	Written Materials. The following written material is attached: Press Release, dated May 3, 2023

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Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. MKT Capital Ltd. is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by MKT Capital Ltd. and its affiliates.

PLEASE NOTE: MKT Capital Ltd. is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

ISS Recommends Aurinia Shareholders Vote Against the Company’s Named Executive Officers’ Compensation

MKT Capital Encourages Shareholders to Follow the ISS Recommendation and Also Withhold Support for Chairman Dr. George Milne, CEO Peter Greenleaf and Compensation Committee Chair Joseph Hagan

CAYMAN ISLANDS--(BUSINESS WIRE)-- MKT Capital Ltd. (together with its affiliates, “MKT Capital” or “we”), a significant shareholder of Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH) (“Aurinia” or the “Company”) with beneficial ownership of approximately 4.2% of Aurinia’s outstanding shares, today announced that Institutional Shareholder Services Inc. (“ISS”), a leading independent proxy advisory firm, has recommended shareholders vote AGAINST the ratification of the Company’s named executive officers’ (“NEOs”) compensation at the upcoming 2023 Annual General Meeting of Shareholders (the “Annual Meeting”) scheduled to be held on May 17, 2023.

Antoine Khalife, founder of MKT Capital, commented:

“Ahead of this year’s Annual Meeting, ISS has recommended shareholders vote AGAINST Aurinia’s proposal to ratify its NEOs’ compensation due to ‘unmitigated pay-for-performance misalignment.’ For years, Compensation Committee Chair Joseph Hagan has pushed through rich compensation packages to the detriment of shareholders, so we are pleased that an independent proxy advisory firm has recognized this misalignment and issued a voting recommendation accordingly. Aurinia’s NEOs are slated to receive pure time-vesting equity awards despite the fact that the Company has dramatically underperformed peers and indices across relevant time horizons. This type of misalignment is illustrative of a leadership team that does not believe it should be held accountable to its true owners, which is why MKT Capital is recommending shareholders WITHHOLD support for Chairman Dr. George Milne, CEO Peter Greenleaf and Compensation Committee Chair Joseph Hagan at the upcoming Annual Meeting. This will send a clear message to the Board that the status quo cannot persist, and swift action must be taken to reverse the destruction of shareholder value.”

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About MKT Capital Ltd.

Founded in 2012 by Antoine Khalife, MKT Capital Ltd. is an investment management firm which aims to deliver optimal risk-adjusted returns for its investors. For more information, contact Info@mkttacticalfund.com.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. MKT CAPITAL LTD. IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. MKT CAPITAL LTD. IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contacts

Longacre Square Partners

Charlotte Kiaie / Olivia McCann, 646-386-0091

ckiaie@longacresquare.com / omccann@longacresquare.com

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